UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment  No. 4)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,
par value $0.02 per share
(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

Page 2 of 10 Pages

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 10 Pages

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Page 4 of 10 Pages

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Page 5 of 10 Pages

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Page 6 of 10 Pages

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

It is hard to imagine how Cyanotech's board of directors could show itself to be less interested in good governance practices for a public company:

•
With its recently-filed proxy statement, Cyanotech's board has renominated Michael Davis to serve another term on the board, even though Davis has been accused of serious improprieties, some of which have exposed the Company to the potential of significant liability.

•
Not only has Cyanotech's board acted to renominate someone who has created, at a minimum, a very strong appearance of impropriety, it has deliberately proceeded with the nomination before finishing its own internal investigation of Davis' conduct, an investigation Meridian was told would be completed by August 2.

•
Having been alerted to the likelihood of an undisclosed group comprised of Davis and the Rudolph Steiner Foundation, Cyanotech's board caused the Company's proxy statement – a document that is specifically designed and intended to inform a company's stockholders of their respective voting rights – to be filed despite the potential that such filing could soon be shown to contain material misstatements of fact, with such misstatements giving rise to new claims against the Company.

Prior to causing the Company to file its proxy statement, Cyanotech's board of directors engaged in a dialog with Meridian during which it heard from both Meridian and Meridian's legal counsel as to why it was unwise and unnecessary to proceed with the proxy statement filing prior to it receiving the results of the internal investigation.  Cyanotech's board proceeded with the filing anyway – very much on notice that such action would likely be viewed as yet another breach of the board's fiduciary duties.  Cyanotech's board took such action, Meridian believes, on the advice of the Company's corporate counsel, which counsel was placed in that role by Davis, over the objections of Cyanotech's then-management team.  Cyanotech's then-management team argued such counsel would be conflicted in its loyalties due to its prior role of representing Davis personally.

In addition to questioning the loyalty of Cyanotech's corporate counsel, we must now begin to question in whose interest Cyanotech's board is acting.  We must raise this question because, as discussed below, there appears to be no party other than Davis that benefits from the rush to file the proxy statement.  The Company's board renominated Davis before it had the results of the internal investigation and Cyanotech's stockholders will, we can presume, be asked to vote their shares without benefit of such information.

The board's haste in filing the proxy statement becomes even more suspect when considered in context with upcoming litigation deadlines.  Cyanotech requested an extension of the time allowed to file its answer to the Meridian lawsuit until August 26, 2016.  As disclosed in the proxy statement, the board set the date of the annual meeting of stockholders for August 25, 2016.  By filing the proxy statement now and setting the date of the stockholder meeting before the date its answer is due, Cyanotech may be trying to hold the annual meeting before it is required to respond to the allegations in the Meridian lawsuit, when its answer may require it to make damaging admissions.  It is important to note, however, that if the board is currently aware of adverse information and failed to disclose that information in its proxy statement, the Company may be liable for additional securities law violations and the board may be liable for additional breaches of fiduciary duty.

When Meridian delivered its letter to Cyanotech's board on May 6, 2016 describing a long pattern of reporting and corporate governance violations attributable to Davis, Meridian believed it was possible that the other board members were unaware of these issues.  In any case, Meridian believed that by placing the board on notice of the suspected reporting and corporate governance violations, the board members would quickly take action to distance themselves and the Company from Davis.  Now, clearly aware of the issues surrounding Davis, the actions of Cyanotech's outside board members have been the opposite of what Meridian expected.  The admonition to avoid not just impropriety but the appearance of impropriety does not appear to carry much weight within Cyanotech's board room.

Perhaps this board's actions can be explained by the surprising ways in which Davis has been able to wrap himself around the control mechanisms of the Company.  This begins with the control group Davis has apparently created by giving Cyanotech shares and money to acquire Cyanotech shares to the Rudolph Steiner Foundation (RSF) and then persuading RSF to hold its large underperforming stake in the Company for far longer than would seem prudent for such an organization.  At the board level, Davis has been made not just Chairman, but also Chairman of the Nominating and Governance Committee.  From this position, Davis can exert substantial influence on the composition of the board and pursue his apparent preference for directors with no prior public company board experience.  Davis himself has no other public company board experience which generally makes him a poor choice to head the committee in charge of corporate governance practices.  Davis is also on the audit committee despite Sarbanes-Oxley Act and Nasdaq rules that disqualify him from serving on this committee.  Until recently, Davis also served on the company's compensation committee.

Page 7 of 10 Pages

It is extremely unusual for someone to serve on all three of a public company's required standing committees and Davis used these positions, together with his controlling stockholder group, to influence the Company's operations.  Since orchestrating the forced resignation of the Company's prior CEO, Davis has directed operating decisions including those relating to strategy, budgeting and employee roles and responsibilities.  Meridian cannot help but be pessimistic about the Company's prospects while under the continuing control of Davis.

Davis has been on the Company's board since March 2003 and its Chairman since 2011.  As shown in the graphic below, Cyanotech's common stock has performed very poorly over Davis' 13 plus year tenure on the board, returning a stock performance of  -45%.  This compares to the Nasdaq composite which is up 278% over the same period.

Zoom: 1d 5d 1m 3m 6m YTD 1y 5y 10y All
Feb 28, 2003 - Jul 22, 2016
Nasd +277.99%
CYAN -45.36%
200%
100%
0%
-100%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source:  Google Finance

Looking at this track-record, Meridian cannot understand why Cyanotech's board wants to renominate Davis at all, much less do so with such haste that it exposes them to personal liability.  The only reasonable explanation Meridian can find is that the directors feel they have no choice in the matter – that they see their four board votes somehow holding less authority in the Company than Davis' one board vote.

Meridian believes this situation must change.  As explained in its May 6, 2016 letter and its Schedule 13D filings, Meridian fears that Cyanotech, under Davis' control, is currently failing on a strategic level, an operations level and a governance level. Cyanotech has great growth potential and Meridian believes it can deliver outsized investor returns if run properly.  First and foremost, this requires the Company to make the process changes necessary to increase its astaxanthin production.  The Company has been describing its continuing problems in this area for almost two years.  In late 2015 and again in early 2016, Meridian made offers, through the Company's prior CEO, to provide capital to help advance the production process changes.  Meridian offered to provide capital in whatever form would best suit Cyanotech – equity, debt or joint-venture (Meridian purchasing equipment for use by the Company).  Cyanotech's board never responded to Meridian – instead, the board removed the CEO that forwarded Meridian's offers of assistance.

Davis' actions suggest he is more concerned with maintaining and exercising his personal control over the Company than he is in the Company pursuing its opportunities, achieving its potential and increasing stockholder value.  Having surrounded himself with a stockholder group, a board of directors and a corporate counsel that he is able to control, Davis appears to be maneuvering around the internal investigation in order secure himself another year on Cyanotech's board, a position from which he cannot be removed without a two-thirds vote of all the Company's stockholders.  The internal investigation will soon be completed, however, and Meridian believes its findings will make it increasingly difficult for anyone to claim he is unaware of Davis's improper conduct and to pretend that Cyanotech's board is pursuing proper public company governance and acting in the best interests of all Cyanotech stockholders.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Page 8 of 10 Pages

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Amendment No. 4 to Schedule 13D, each of the Reporting Entities may be deemed to own 749,610 shares of Common Stock (the "Shares").  The Shares represent approximately 13.3% of the shares of Common Stock outstanding based on 5,648,264 shares of the Company's Common Stock outstanding at July 1, 2016 as reported in the Company's Form 10-K for the Company's fiscal year ended March 31, 2016 as filed with the Securities and Exchange Commission on July 15, 2016.

As of the date of this Schedule 13D, Meridian OHC Partners, LP and TSV Investment Partners, LLC collectively have shared voting power with respect to 677,340; Meridian TSV II, LP and TSV and Investment Partners, LLC collectively have shared voting power with respect to 25,000 Shares; and BlueLine Capital Partners II, LP and BlueLine Partners, LLC collectively have shared voting power with respect to 47,270 Shares.

The following table details the transactions effected during the past sixty days by Reporting Entities (each of which was effected in an ordinary brokerage transaction):

 Meridian OHC Partners, LP
Date	No. of Shares	Price per Share
04/27/2016	7,000	$5.195
04/27/2016	305	$5.17
04/28/2016	7910	$5.212

No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 4 to Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.
Page 9 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Page 10 of 10 Pages